Exhibit 99.1

Nano Dimension Announces Fraunhofer Institute Purchase of DragonFly® IV System

The Sale of the 3D Printer for Electronics Signals Growing Relationship Between the Company and Germany’s Leading Research Group

Waltham, Mass., March 27, 2023 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM, “Nano Dimension” or the “Company”), a leading supplier of Additively Manufactured Electronics (“AME”) and multi-dimensional polymer, metal & ceramic Additive Manufacturing (“AM”) 3D printers, announced today that it received a purchase order for its newest AME system, the DragonFly® IV, from the Fraunhofer-Gesellschaft, a leading German research institution.

The sale is the result of a strategic relationship between Nano Dimension and the Fraunhofer Research Institution for Individualized and Cell-Based Medical Engineering (“Fraunhofer IMTE”) (www.imte.fraunhofer.de), which is one of the many groups in Fraunhofer-Gesellschaft. This sale will send the Company’s most advanced AME system to the Fraunhofer IMTE, which intends to use it for research and development projects in the field of medical electronics and instrumentation.

The Fraunhofer-Gesellschaft, based in Germany, is the world’s leading applied research organization. Prioritizing key future-relevant technologies and commercializing its findings for business and industry, it plays a major role in the innovation process. Founded in 1949, the Fraunhofer-Gesellschaft currently operates 76 institutes and research units throughout Germany. Over 30,000 employees, predominantly scientists and engineers, work with an annual research budget of €2.9 billion (approximately $3.1 billion).

The DragonFly® IV system is the ideal technology for Fraunhofer IMTE use cases. It enables specialty applications for High-Performance-Electronic-Devices (Hi-PEDs®) by simultaneously depositing proprietary conductive and dielectric substances, while integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. Such Hi-PEDs® are critical enablers for a range of applications, including autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. In addition, these products enable iterative development, IP safety, fast time-to-market, and device performance gains.

Professor Matthias Gräser, Department Head Diagnostics at Fraunhofer IMTE, shared, “We are pleased to work with Nano Dimension, given how their 3D printer for electronics, the DragonFly® IV, will enable us to design and manufacture electrical components that will complete our platform for Medical 3D-Printing and drive our research and development work forward. With a system such as Nano Dimension’s we can overcome design limitations and optimize development processes in terms of time and costs.”

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension serves over 2,000 customers across vertical target markets such as aerospace & defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses Fraunhofer IMTE’s intended use of DragonFly® IV system, benefits and advantages of DragonFly® IV system for Fraunhofer IMTE use cases, that the DragonFly® IV will enable Fraunhofer IMTE to design and manufacture electrical components that will complete its platform for Medical 3D-Printing and drive its research and development work forward and can overcome design limitations and optimize development processes in terms of time and costs. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

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